NEWALTA
Better ways to manage waste

05013326

SEC MAIL RECEIVED PROCESSING
NOV 28 2005
WASH. D.C. 213 SECTION

November 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated November 15, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

Took Whiteley
General Counsel

TBW:vz
Encl.

12/19

8-03 SEC Letter - Week of November 15, 2005

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces November Distribution

CALGARY, Alberta, Canada, November 15, 2005 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 16.5 cents per trust unit for the month of November 2005, payable on December 15, 2005, to all unitholders of record on November 30, 2005. The ex-distribution date is November 28, 2005.

Based on the November 15, 2005 closing price of $21.52 per trust unit, the November distribution represents an annualized cash-on-cash yield of approximately 9.2%.

Newalta Income Fund delivers dynamic profitable growth and since 1993 Newalta has generated average revenue growth of 30 percent per year. This growth has come equally from internal growth projects and acquisitions. Newalta is focused on adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With 900 talented people and an integrated network of 45 state-of-the-art facilities, Newalta provides innovative solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services. Based on a track record of exceptional customer service, safe operations and environmental stewardship, Newalta is extending its leadership position into new service sectors and geographic markets from coast to coast.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com